ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-223208
May 29, 2020

HSBC Vantage+ Index & Strategy Performance ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-223208 May 29, 2020 HSBC

Table of contents In brief 1 Key drivers & comparative results 3 Strategic allocation 5 Achieving balance 6 Summary 8 More information 9 Risks relating to the index 10 Important information 11

Inbrief The Strategy – The HSBC Vantage+ Index is an excess return index that provides exposure to as many as 13 ETFs across 5 asset classes to construct a monthly reference portfolio. During the monthly rebalancing process, cash is only employed when a 5% volatility portfolio cannot be constructed. Rebalancing and Momentum – Each month over 3 business days, the Index determines its ETF allocations to capture price performance momentum using 3-month and 6-month returns at a realized 5% volatility. Smart Leverage – Over the course of a month, the Index dynamically reacts to changing market conditions on a daily basis. HSBC employs a volatility management system, targeting 6%, allowing for leverage up to 1.5x in periods of low volatility, and providing for reduced exposure in periods of market stress. 1

HSBC Vantage+ Performance

Key performance drivers

Prioritizing Performing Assets

The Index is constructed to maximize exposure to performing assets, within volatility and concentration limits. Cash is only employed in the monthly portfolio creation when the index is unable to achieve the 5% initial volatility target.

Volatility Management System

Once the monthly allocations are determined, the Index can utilize leverage, or cash if needed, to target 6% volatility on a daily basis. In low volatility environments, the Index can leverage up to 1.5x times to increase exposure to the performing assets, while also providing for reduced exposure in times of market stress.

Higher Equity Allocation

The HSBC Vantage+ Index provides a greater maximum allocation to developed and emerging market equities compared to other similar volatility target indexes, which may increase the potential for index outperformance.

Hypothetical Comparative Performance Data[1]



HSBC Vantage+ Index (HSIEVPLS)
GS Momentum Builder Index (GSMBMA5)
JP Morgan Efficiente Plus DS 5 Index (EFPLUS5D)
160
150
140
130
120
110
100
90
2013
2014
2015
2016
2017
2018
2019
2020
+38%
+19%
+4%

[1] See "Use of Simulated Returns"
Source: Bloomberg and HSBC
Vantage+ Index includes an 0.85% per annum index maintenance fee, subtracted on a daily basis.
The graph above sets forth the hypothetical back-tested performance of the Index from January 1, 2013 through November 8, 2019, and actual performance through March 31, 2020. The Index has only been calculated by Solactive AG since November 8, 2019. The hypothetical back-tested performance of the Index set forth in the graph above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on November 8, 2019.

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HSBC Vantage+ IndexStrategy

Strategic allocation

To ensure a diversified exposure, the weight assigned to each asset class and individual ETF is capped. The table below displays the index components and the maximum weighting constraints for each asset class and ETF.

Asset Class	ETF Name	ETF Ticker	ETF Cap	Asset Class Cap
Developed Equities	SPDR S&P 500® ETF	SPY	40%	60%
	iShares® Russell 2000 ETF	IWM	20%	
	PowerShares S&P 500 Low Volatility Portfolio	SPLV	20%	
	PowerShares QQQ	QQQ	20%	
	iShares® MSCI EAFE ETF	EFA	20%	
Developed Bonds	iShares® 20+ Year Treasury Bond ETF	TLT	40%	80%
	iShares® iBoxx Investment Grade Corporate Bond ETF	LQD	40%	
	iShares® iBoxx High Yield Corporate Bond ETF	HYG	15%	
Emerging Markets	iShares® MSCI Emerging Markets ETF	EEM	20%	30%
	iShares® JP Morgan USD Emerging Markets Bond ETF	EMB	10%	
Real Assets	iShares® US Real Estate ETF	IYR	20%	30%
	SPDR® Gold Shares	GLD	20%	
Inflation	iShares® TIPS Bond ETF	TIP	5%	5%
Cash*	3 Month Libor		Only if required	

*The index prioritizes allocation to the ETF assets in the monthly portfolio selection process, only using cash if it cannot find a 5% volatility portfolio without it.

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Achieving Balance The HSBC Vantage+ Index is designed to dynamically adapt to different market conditions. Monthly reallocation of the Index components enables the HSBC Vantage+ Index to adapt to changes in the market, while the daily volatility management system seeks to reduce downside risk. 6

Weighting across asset classes and ETFs dynamically changes in the monthly rebalancing process to maximize the momentum indicators that drive index composition. Vantage+ Index - Asset Class Allocation 100% 80% 60% 40% 20% 0% 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 (Apr YTD) Developed Equities Developed Bonds Emerging Markets Real Assets Ination Cash The HSBC volatility management system leverages or de-leverages exposure to the monthly portfolio to maintain a target index volatility of 6%. Vantage+ Index - Exposure to the Monthly Portfolio 140% 120% 100% 80% 60% 40% 20% 0% 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 (Mar YTD) Exposure of 100% or less Leverage in excess of 100% exposure Source: Bloomberg & HSBC The graphs above set forth the hypothetical back-tested performance of the Index from January 1, 2009 through November 8, 2019, and actual performance through March 31, 2020. The Index has only been calculated by Solactive AG since November 8, 2019. The hypothetical back-tested performance of the Index set forth above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on November 8, 2019. 7

Summary Exposure 5 asset classes. to as many as 13 ETFs across Momentum captured each month using 3 and 6 month returns at a realized 5% volatility. Dynamically reacts to changing market conditions on a daily basis. 8

More information For more information on the HSBC Vantage+ Index: Go to: vantageplus.gbm.hsbc.com For further detail, see our HSBC Vantage+ Methodology Guide For full calculation details, see https://www.solactive.com/indices/ 9

Risksrelatingto the index Please review carefully these risk factors, and any risk factors in an offering document for any security or nancial instrument referencing the Index, before making any investment. The Index is an excess return index, which reects the Index return less the cost of funds, and an index maintenance fee of 0.85% per annum, subtracted daily. Solactive AG, the Index Calculation Agent, may adjust the Index in a way that affects its level, and Solactive AG has no obligation to consider your interests. The Index is calculated by Solactive AG (the “Index Calculation Agent”). The Index Calculation Agent is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. It is entitled to exercise discretion in relation to the Index, including but not limited to the calculation of the level of the Index in the event of an Index Market Disruption Event. Although Solactive AG, acting as the Index Calculation Agent, will make all determinations and take all action in relation to the Index acting in good faith, it should be noted that the policies and judgments for which Solactive AG is responsible could have an impact, positive or negative, on the level of the Index. Solactive AG may also amend the rules governing the Index in certain circumstances. Judgments, policies and determinations concerning the Index are made by Solactive AG, as the Index Administrator. Furthermore, the inclusion of the ETFs in the Index is not an investment recommendation by Solactive AG of the ETFs, or any of the securities, commodities or futures contracts underlying the ETFs. The Index may not be successful, and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility. The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the ETFs. Furthermore, no assurance can be given that the Index will achieve its target maximum volatility of 6%. The actual realized volatility of the Index may be greater or less than 6%. The Index is subject to market risks. The performance of the Index is dependent on the performance of the thirteen ETFs, as constructed in the available Monthly Reference Portfolio, over a change in ICE LIBOR USD 3 month interest rate (“LIBOR”), minus 0.85% per annum maintenance fee, subtracted daily. As a result, any increase in the level of the Index may be offset by increases in ICE LIBOR and/or index fees. The ETFs composing the Index may be replaced by a substitute ETF in certain extraordinary events. Following the occurrence of certain Extraordinary Fund Events with respect to an ETF as described in the Index Methodology, under “Index Components” the affected ETF may be replaced by a substitute ETF. The changing of an ETF may affect the performance of the Index, as the replacement ETF may perform signicantly better or worse than the affected ETF. The Index has a very limited operating history and may perform in unanticipated ways. The Index was established on November 8, 2019 and therefore has little to no operating history. Hypothetical back-tested performance data prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index’s calculation methodology to historical prices of the ETFs that comprise the Index. Such simulated performance data has been produced by the retroactive application of a back-tested methodology, and may give more preference towards ETFs or indices that have performed well in the past. The hypothetical back-tested performance of the Index prior to November 8, 2019 cannot fully reect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index’s future performance. The Index may perform poorly during periods characterized by short-term volatility. The Index’s strategy is based on momentum investing. Momentum investing strategies are effective at identifying the current market direction in trending markets. The Index comprises notional assets. The exposures to the ETF constituents and any cash investment are purely notional and will exist solely in the records maintained by or on behalf of the Index Calculation Agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the underlying assets that comprise the Index. However, in non-trending, sideways markets, momentum investment strategies are subject to “whipsaws.” A whipsaw occurs when the market reverses and does the opposite of what is indicated by the trend indicator, resulting in a trading loss during the particular period. Consequently, the Index may perform poorly in non-trending, “choppy” markets characterized by short-term volatility. 10

Risksrelatingto the index The level of the Index includes the deduction of the ICE LIBOR USD 3 Month interest rate and a fee. One way in which the Index may differ from a typical index is that its level will include a deduction from the performance of the applicable Monthly Reference Portfolio of both LIBOR and a maintenance fee of 0.85% per annum. This fee will be deducted daily. As a result of the deduction of this fee, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee is deducted. weight of each ETF will not fall below zero in respect of each Monthly Rebalancing Date (as dened in the Index Methodology, under “Monthly rebalancing period”) even if the relevant ETF displayed a negative performance over the relevant six month period. No assurance can be given that the investment strategy used to construct the Index will outperform any alternative index that might be constructed from the ETFs. The Index may be partially uninvested. The strategy tracks the excess return of a notional dynamic basket of ETFs. The weight of a Cash Investment (if any) for a Monthly Reference Portfolio at any given time represents the portion of the Monthly Reference Portfolio that is uninvested in the applicable ETF basket at that time. As such, any allocation to a Cash Investment within the Index, which also accrues at the ICE LIBOR USD 3 Month interest rate, will not affect the level of the Index. The Index will reect no return for any uninvested portion (i.e., any portion represented by a Cash Investment). Accordingly, to the extent that the Index is allocated to the Cash Investment, it may not reect the full increase of any relevant ETF component. If the market values of the ETFs change, the level of the Index may not change in the same manner. The exposure of the Index to the portfolio of ETFs and cash varies between 0% and 150% and may be adjusted on each index business day to aim to achieve a volatility of 6% for the Index. Accordingly, changes in the market values of the ETFs may not result in a comparable change in the level of the Index or the market value of any linked structured investment. Changes in the value of the ETFs may offset each other. Because the Index is linked to the performance of the ETFs, which collectively represent a diverse range of asset classes and geographic regions, price movements between the ETFs representing different asset classes or geographic regions may not correlate with each other. At a time when the value of an ETF representing a particular asset class or geographic region increases, the value of other ETFs representing a different asset class or geographic region may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the value of some of the ETFs may be moderated, or more than offset, by lesser increases or declines in the level of other ETFs. Declines in the value of ETFs that have a higher percentage weighting in the Index at any time will result in a greater loss in the level of the Index. LIBOR reform may adversely affect the level of the Index. A discontinuance of LIBOR or a change in its method of calculation could have a material adverse effect on the level of the Index. If LIBOR is replaced in the Index, there can be no assurances that the replacement rate will not adversely affect the level of the Index and any linked structured investment. An investment linked to the Index carries the risks associated with the Index’s momentum investment strategy. The Index is constructed using what is generally known as a momentum investment strategy. Momentum investing generally seeks to capitalize on positive trends in the price of assets. As such, the weights of the ETFs in the Index are based on the performance of the ETFs from the immediately preceding 3-month period and 6-month period. However, there is no guarantee that trends existing in the preceding periods will continue in the future. A momentum strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with xed weights. The Index may fail to realize gains that could occur as a result of holding assets that have experienced price declines, but after which experience a sudden price spike. As a result, if market conditions do not represent a continuation of prior observed trends, the level of the Index, which is rebalanced based on prior trends, may decline. Additionally, even when the closing prices or levels of the ETFs are trending downwards, the Index will continue to be composed of the thirteen ETFs. Due to the “long-only” construction of the Index, the Under certain circumstances, may be 100% in cash. the Index Correlation of performances among the ETFs may reduce the performance of the Index. Performances of the ETFs may become highly correlated from time to time including, but not limited to, a period in which there is a substantial decline in a particular sector or asset type represented by the ETFs and which has a higher weighting in the Index relative to any of the other sectors or asset types, as determined by the Index’s strategy. High correlation during periods of negative returns among ETFs representing any one sector or asset type and which ETFs have a substantial percentage weighting in the Index could have an adverse effect on the index. 11

Important disclaimer information Any information relating to performance contained in this document is illustrative only. No assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. Any specic terms or methodology remains subject to change, and HSBC undertakes no duty to update this information. This document may be amended, superseded or replaced in its entirety by a subsequent term sheet, disclosure or prospectus supplement, and/or offering circular or similar document and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document, such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document shall govern. Investing in nancial instruments linked to the HSBC Vantage+ Index (the “Index”) is not equivalent to a direct investment in the Index or any exchange-traded fund that forms a part of the Index. Investments linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This document contains market data from various sources other than us and our afliates, and, accordingly, we make no representation or warranty as to the market data’s accuracy or completeness. All information is subject to change without notice. We or our afliated companies may make a market or deal as principal in the investments mentioned in this document or in options, futures or other derivatives based thereon. HSBC USA Inc. has led a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has led with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-8118049. HSBC Bank plc and Solactive AG Solactive AG is the administrator and calculation agent of the Index. The nancial instruments that are based on the Index are not sponsored, endorsed, promoted or sold by Solactive AG in any way and Solactive AG makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the nancial instruments; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive AG does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Solactive AG reserves the right to change the methods of calculation or publication and Solactive AG shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive AG shall not be liable for any damages, including, without limitation, any loss of prots or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index. The Index is the exclusive property of HSBC Bank plc and its afliates which has contracted with Solactive AG to administer, maintain and calculate the Index. The Index is not endorsed by Solactive AG or its afliates or its third party licensors. “Calculated by Solactive AG” and its related stylized mark(s) are service marks of Solactive AG and have been licensed for use by HSBC Bank plc and its afliates. Solactive AG shall have no liability for any errors or omissions in calculating the Index. The Index is proprietary to HSBC Bank plc. No use or publication may be made of the Index, or any of its provisions or values, without the prior written consent of HSBC Bank plc. Neither HSBC Bank plc nor its duly appointed successor, acting as index owner (the “Index Owner”), nor Solactive AG or its duly appointed successor, acting as index administrator (“Index Administrator”) and index calculation agent (“Index Calculation Agent”), are obliged to enter into or promote transactions or investments that are linked to the Index. The Index Owner, the Index Administrator and the Index Calculation Agent do not assume any obligation or duty to any party and under no circumstances does the Index Owner, the Index Administrator or the Index Calculation Agent assume any relationship of agency or trust or of a duciary nature for or with any party. Any calculations or determinations in respect of the Index or any part thereof shall, unless otherwise specied, be made by the Index Calculation Agent, acting in good faith and in a commercially reasonable manner and shall (save in the case of manifest error) be nal, conclusive and binding. The term “manifest error” as used herein shall mean an error that is plain and obvious and can be identied from the results of the calculation or determination itself without recourse to any underlying data.

Important disclaimer information

The Index Owner makes no express or implied representations or warranties as to (a) the advisability of purchasing or assuming any risk in connection with any transaction or investment linked to the Index, (b) the levels at which the Index stands at any particular time on any particular date, (c) the results to be obtained by any party from the use of the Index or any data included in it for the purposes of issuing any financial instruments or carrying out any financial transaction linked to the Index or (d) any other matter. Calculations may be based on information obtained from various publicly available sources. The Index Administrator and the Index Calculation Agent have relied on these sources and have not independently verified the information extracted from these sources and accept no responsibility or liability in respect thereof.

Without prejudice to the foregoing, in no event shall the Index Owner, the Index Administrator nor the Index Calculation Agent, have any liability for any indirect, special, punitive or consequential damages (provided that any such damage is not reasonably foreseeable) even if notified of the possibility of such damages.

Use of simulated returns
The Index was launched on November 8, 2019 and therefore has limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the Index, which may make it difficult for you to evaluate the historical performance of the Index and make an informed investment decision than would be the case if the Index had a longer trading history.

Hypothetical back-tested performance prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index's calculation methodologies to historical prices of the underlying constituents and the reference rate. In addition, because certain of the Index Constituents (SPLV, HYG, EEM, EMB, GLD and TIP) were not in existence at the start of the backtested period, adjustments have been made to calculate their performance prior to their inception. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. The hypothetical back-tested annualized performance and annualized volatility of the Index have inherent limitations. These performance and volatility results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the Index prior to November 8, 2019 cannot fully reflect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index's future performance.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

© 2020 HSBC USA Inc. All rights reserved.

All Sources: Solactive, HSBC, Bloomberg, from January 1, 2009 to March 31, 2020

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This brochure is intended to provide a general overview of the HSBC Vantage+ Index and does not provide the terms of any specic issuance of structured investments. Prior to any decision to invest in a specic structured investment, investors should carefully review the disclosure documents for such issuance which contain a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information. HSBC Bank USA N.A. and HSBC USA Inc., are members of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy and sell, as principal, structured investments, or together with their directors, ofcers and employers may have either long or short positions in the structured investments, or stocks, commodities or currencies to which the structured investments are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein. HSBC operates in various jurisdictions through its afliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC. © 2020 HSBC USA Inc. All rights reserved.